The New Ireland Fund (the "Fund")

10/31/03 N-SAR Exhibit 77-K

	On October 2, 2003, PricewaterhouseCoopers LLP ("PwC") was dismissed as independent auditor for the New Ireland Fund. The Registrant's Audit Committee and Board of Directors participated in and approved the decision to change independent accountants. Grant Thornton, LLP ("Grant Thornton") was selected as the Funds' independent auditor. The Funds' selection of Grant Thornton as its independent auditor was recommended and approved by the Fund's Audit Committee and was approved by the Fund's Board of Directors.

The reports on the Financial Statements audited by PwC for the years ended October 31, 2002 and 2001 for the Fund did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Fund and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements of such years, or through October 2, 2003.

The Fund has requested that PwC furnish the Fund with a letter addressed to the SEC stating whether or not it agreed with the above statements. A copy of such letter, dated December 22, 2003, is filed as an exhibit to this Form N-SAR.



The New Ireland Fund, Inc.